UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE     `
                        `
                                                            June 1, 2021



Robert E. Cauley
Chairman and Chief Executive Officer
Bimini Capital Management, Inc.
3305 Flamingo Drive
Vero Beach, Florida 32963

         Re:      Bimini Capital Management, Inc.
                  Schedule TO-I
                  Filed on May 27, 2021
                  File No. 005-80071

Dear Mr. Cauley:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

Schedule TO-I
Exhibit (a)(1)(A)     Offer to Purchase

General

     1. The issuer has presented the security holders with a choice in selecting a price between a range of $1.50 and $2.00 at which they are willing to sell their securities. The $0.50 difference between the high and low price in the range represents a 33% deviation above the lowest price in the range. Please advise us of the authority upon which the issuer relied to include a range of this proportion. In addition, please advise us, with a view towards revised disclosure, how the issuer concluded that the use of such a price range was compliant with Section 14(e), Rule 13e-4(d)(1)(ii) and Rule
14e-1(b).
 Robert E. Cauley
c/o Bimini Capital Management, Inc.
June 1, 2021
Page | 2

Important, page i

    2. We note the following statement:    If, after such good faith effort, we
cannot comply
       with the applicable law and regulation, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares in such
jurisdiction.    While offer
       materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of
       Exchange Act Release No. 58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and Exhibit (a)(1)(B).

Proration, pages 14

    3. We note that in the event of proration, you expect to commence payment for any shares
       tendered for    up to five business days after the Expiration Date.
The use of the term
          commence    in this context is ambiguous and implies payment may not
be completed
       by that day. Please provide us with an analysis as to how this offer term complies with the prompt payment provision of Exchange Act Rules 13e-4(f)(5) and 14e-1(c). See
       Release No. 34-43069 (July 24, 2000) and the text accompanying footnotes 44 and 45.

Conditions of the Tender Offer, page 24

    4. We note that the offer conditions may be asserted    regardless of the
circumstances
       giving rise to the event or events (including any action or inaction by
us)       Conditions
       that are subjectively determinable or within the control of an offeror may result in the offer being deemed illusory and thus in contravention of Section 14(e) of the Securities
       Exchange Act of 1934. Please revise this statement to remove the implication that offer conditions may be triggered by your action or inaction.

Source and Amount of Funds, page 27

    5. Revise to state, if true, that no alternative plan exists to finance the purchase of tendered shares. See Item 7 of Schedule TO and corresponding Item 1007(b) of Regulation M-A.

Incorporation by Reference, page 28

    6. Item 10 of Schedule TO, titled    Financial Information,    was
determined not to be
       applicable, presumably due to the reliance by the issuer on Instruction 2 thereto.
       Notwithstanding this determination, a decision was nevertheless made to include financial information via this section. To the extent such information was determined to be material, its voluntary inclusion within the Offer to Purchase impliedly contradicts the representation made in response to Item 10. With a view toward revised disclosure, please reconcile these seemingly conflicting disclosures.
 Robert E. Cauley
c/o Bimini Capital Management, Inc.
June 1, 2021
Page | 3

       We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me, at (202) 551-3266.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions

cc: S. Gregory Cope, Esq.